[redacted]

SEC 08031812 IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34349

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 06 2008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Carney Group, Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 George Bush Blvd.
(No. and Street)

Delray Beach Florida 33483
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
I. Paul Arcuri 561-330-8140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. D. Gilbert & Company
(Name – *if individual, state last, first, middle name*)

350 Jim Moran Blvd., Suite 220, Deerfield Beach, Florida 33442
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 20 2008
THOMSON REUTERS

Securities and Exchange Commission
RECEIVED
MAY 06 2008
Office of Compliance Inspection and Examinations

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, I. Paul Arcuri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carney Group, Incorporated, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I. Paul Arcuri
Signature

President
Title

M A Remmerden
Notary Public

M. A. REMMERDEN
MY COMMISSION # DD 634636
EXPIRES: March 11, 2011
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Financial Statements

[redacted]

THE CARNEY GROUP, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

J.D. GILBERT & COMPANY

THE CARNEY GROUP, INCORPORATED
FINANCIAL STATEMENTS

December 31, 2007 and 2006

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to the Financial Statements	6-7
Supplementary Information - Schedule I	8
Supplementary Information - Schedule II	9
Report on Internal Control Required by SEC Rule 17a-5	10-11

J.D. GILBERT & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
350 Jim Moran Boulevard, Suite 220, Deerfield Beach, Florida 33442 • (954) 419-1000 • Fax (954) 419-1040
Toll Free (888) 419-2727 • E-Mail cpas@jdgilbert.com

Independent Auditors' Report

Board of Directors
The Carney Group, Incorporated

We have audited the accompanying statements of financial condition of The Carney Group, Incorporated, as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Carney Group, Incorporated as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.D. Gilbert & Company

Deerfield Beach, Florida
February 25, 2008

THE CARNEY GROUP, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

ASSETS

	2007	2006
Cash	$ 11,264	$ 7,711
Prepaid Insurance	384	389
Due From Affiliate	-	400
Total Assets	$ 11,648	$ 8,500

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Liabilities:		
Accounts Payable	$ -	$ 636
Due to Affiliate	2,437	-
Total Liabilities	2,437	636
Stockholder's Equity:		
Common Stock - $1 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional Paid-in Capital	24,547	24,547
Accumulated Deficit	(16,336)	(17,683)
Total Stockholder's Equity	9,211	7,864
Total Liabilities and Stockholder's Equity	$ 11,648	$ 8,500

The Accompanying Notes are an Integral Part of These Financial Statements

THE CARNEY GROUP, INCORPORATED
STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
FINRA/NASD Special Member Payment	$35,000	$ -
Consulting Fees	6,000	1,405
Commissions – Mutual Funds	618	560
Commissions – Variable Contracts	1,276	226
Interest Income	297	116
Total Revenues	43,191	2,307
Expenses:		
Regulatory Fees	1,487	1,219
Commissions	907	169
Consulting Services	18,500	-
Occupancy and Other Shared Expenses	14,150	-
Other Expenses	6,463	2,951
Total Expenses	41,507	4,339
Income (Loss) before Tax	1,684	(2,032)
Income Tax (Expense) Benefit	(337)	400
Net Income (Loss)	$ 1,347	$(1,632)

The Accompanying Notes are an Integral Part of These Financial Statements

THE CARNEY GROUP, INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Balance at December 31, 2005	$ 1,000	$ 24,547	$ (16,051)
Net Loss 2006	-	-	(1,632)
Balance at December 31, 2006	1,000	24,547	(17,683)
Net Income 2007	-	-	1,347
Balance at December 31, 2007	$ 1,000	$ 24,547	$ (16,336)

The Accompanying Notes are an Integral Part of These Financial Statements

THE CARNEY GROUP, INCORPORATED
STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007 and 2006

Increase (Decrease) in Cash

	2007	2006
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 1,347	$(1,632)
Adjustments to Reconcile Net Income (Loss) to Cash Provided by Operating Activities:		
(Increase) Decrease in Operating Assets:		
Due from Affiliate	400	2,036
Prepaid Insurance	5	(72)
Increase (Decrease) in Accounts Payable	(636)	636
Increase in Due to Affiliate	2,437	-
Net Cash Provided By Operating Activities	3,553	968
Cash, beginning of year	7,711	6,743
Cash, end of year	$11,264	$ 7,711

The Accompanying Notes are an Integral Part of These Financial Statements

THE CARNEY GROUP, INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General – The Carney Group, Incorporated, (the Company), located in Delray Beach, Florida, was incorporated in the State of Florida in August 1985. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is registered with the Securities and Exchange Commission. The Company was set up to act as an introducing broker; however, it has no correspondent broker agreement in effect. The Company has dealer agreements with mutual fund underwriters which generate commission revenue. The Company also serves as a consultant to entities seeking private funding. Its customers are primarily located in southeast Florida.

Income Taxes - Income taxes are accounted for under the tax return filed by the affiliated company, Carney and Companies, Inc. Under generally accepted accounting principles, a provision is provided for current taxes as well as deferred taxes provision or benefit on the timing and other differences between tax and book net income.

Estimates - These financial statements include estimates made by management as required by generally accepted accounting principles.

NOTE 2 - REVENUES

The Company has dealer agreements with mutual fund underwriters whereby the Company refers customers to the mutual funds. Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Company receives commissions on such referrals. The Company also receives residual commissions from previous sales of variable contracts.

The Consulting income recognized in 2007 and 2006 was from one and six customers, respectively. The revenue is non-recurring, recognized when earned and was fully collected in 2007 and 2006.

In 2007, the NASD and NY Stock Exchange Member Regulation merged, providing for a one-time special payment of $35,000.

NOTE 3 – INCOME TAXES

For the year ended December 31, 2007, the Company recognized a $337 current tax provision based on an estimated federal and state combined rate of 20% on its 2007 profit, and recorded a corresponding account due to affiliate. For the year ended December 31, 2006, the Company accrued a $400 benefit for the estimated benefit of its 2006 loss and recorded a corresponding amount due from affiliate.

December 31, 2007 and 2006

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company occupies space and utilizes personnel and office services provided by companies related by common ownership or control with the Company. The Company paid $14,150 in shared expenses in 2007. No allocation of these costs was made to the Company for the year ended December 31, 2006.

The Company also paid $18,000 in consulting fees to an officer and stockholder of the Company in 2007, which is included in expenses in the accompanying financial statements.

During 2007, the Company received $2,500 from a company affiliated through common control. At December 31, 2007, the Company has recorded a liability of $2,437 to this affiliate.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had a net capital of $8,827, which was $3,827 in excess of its required net capital of $5,000; at December 31, 2006, the Company had net capital of $7,075, which was $2,075 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 and 2006 was .3 to 1, and 0.1 to 1, respectively.

THE CARNEY GROUP, INCORPORATED
SUPPLEMENTAL INFORMATION – SCHEDULE 1

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2007 and 2006

	2007	2006
Computation of Net Capital:		
Total ownership equity from Statement of Financial Condition, qualified for Net Capital	$ 9,211	$ 7,864
Deductions for non-allowable assets –		
Prepaid Insurance	(384)	(389)
Due from Affiliate	-	(400)
Net Capital before haircuts on securities positions	8,827	7,075
Haircuts on Securities	-	-
Net Capital	$ 8,827	$ 7,075
Computation of Aggregate Indebtedness:		
Total A.I. liabilities from Statement of Financial Condition	$ 2,437	$ 636
Computation of Basic Net Capital Requirement:		
Minimum net capital required at 6.7%	163	$ 42
Minimum dollar net capital requirement	5,000	5,000
Net Capital Requirement	5,000	5,000
Excess Net Capital	3,827	2,075
Excess Net Capital at 1000 percent	8,583	7,011
Ratio: Aggregate indebtedness to net capital	.3 to 1	.1 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2007 and 2006):		
Net Capital as reported in Company's Part II (Unaudited) FOCUS report	$10,507	$ 7,149
Increase in Payables	(1,680)	(169)
Reduction in Other Deductions and/or Charges	-	95
Net Capital per above	$ 8,827	$ 7,075

THE CARNEY GROUP, INCORPORATED
SUPPLEMENTARY INFORMATION - SCHEDULE II

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007 and 2006

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(B) since the Company, as an introducing broker, would clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. For the years ended December 31, 2007 and 2006, the Company did not perform brokerage services for any customers.

J.D. GILBERT & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
350 Jim Moran Boulevard, Suite 220, Deerfield Beach, Florida 33442 • (954) 419-1000 • Fax (954) 419-1040
Toll Free (888) 419-2727 • E-Mail cpas@jdgilbert.com

Board of Directors
The Carney Group, Incorporated

In planning and performing our audit of the financial statements and supplemental information of The Carney Group, Incorporated as of and, for the years ended December 31, 2007 and 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Carney Group, Incorporated, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.D. Gilbert & Company

Deerfield Beach, Florida
February 25, 2008

END